UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[  ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #’s
I	News Release – IPSCO Establishes Frontier Pipe Research Unit	1 - 2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: February 17, 2005

By:

/s/ Michele Klebuc-Simes

Acting General Counsel

Exhibit I

          News Release

For Immediate Release

IPSCO ESTABLISHES FRONTIER PIPE RESEARCH UNIT

Large Diameter Pipeline Projects Key Focus

[Lisle, Illinois] [February 17, 2005] -- IPSCO Inc. (NYSE/TSX: IPS) announced today an investment of $3.5 million to set up a state of the art research unit specifically dedicated to accelerating development of the Company’s large diameter capability. The specialized research capability will be used to focus on the specific steel and pipe needs for large diameter energy transmission lines, further extending IPSCO’s current knowledge in this area.

In addition, research work related to other energy tubular products such as casing and tubing for frontier environments and other advanced energy sector steel products, will be studied. The Frontier Research Unit is expected to maintain a $3 million annual operating budget.

“It is our goal to remain at the forefront of technology to enable the Company to supply the complex specialty grade steel and pipe required for large pipeline projects, with a specific emphasis on northern environments such as the proposed MacKenzie Valley,” said Joe Russo, Senior Vice President and Chief Technical Officer. “IPSCO has been a leader in northern pipeline activity dating back to the mid 1970’s and has been a major participant in all significant large diameter pipeline projects in Canada since that time. Today’s announcement is an enhancement to our proven track record in producing steel and pipe for the North American energy market and we feel well positioned to continue as a leader in advanced steel and line pipe development,” said Russo.

The Frontier Pipe Research Unit will be located at IPSCO’s Research and Development Facility in Regina, Saskatchewan to take advantage of the Company’s existing research resources and it’s large diameter pipe forming mills. The Unit will be led by Dr. Laurie Collins, an expert in alloy design, property assessment and steel and line pipe processing. Fathi Hamad, MSc., a welding and pipe processing specialist at IPSCO will assist Dr. Collins with the research, as well as a number of the Company’s top applied metallurgists, engineers, and processing specialists.

A steering committee including IPSCO’s Dr. Steve Hansen, Dr. Milos Kostic, Dr. Dengqi Bai, Tom Lawrence, MSc., as well as experts from outside organizations such as universities, energy sector exploration, development and pipeline companies and retained technical experts, will help direct the Unit.

IPSCO, traded as “IPS” on both the New York and Toronto Stock Exchange, operates steel mills at three locations and pipe mills at six locations in Canada and the United States. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals, for a combined annual capacity of 1,725,000 tons.

Steel can also be further processed at IPSCO's five temper leveling and coil processing facilities.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch, drilling rig availability, demand for oil and gas, supply, demand and price for scrap metal and other raw materials, supply, demand and price for electricity and natural gas, demand and prices for products produced by the Company, general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission and Canadian securities regulators, including those in IPSCO's Annual Report for 2003, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", and its Form 40-F.

Company Contact:
John Tulloch, Executive Vice President – Steel and Chief Commercial Officer
Tel. 630-810-4767

Release #05-09

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